PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-54104

DeCrane Holdings Co.

Warrants to Purchase Common Stock,
Common Stock, Par Value $0.01 per Share

             This prospectus relates to the resale of 100,000 warrants each to purchase approximately 1.598 shares of common stock, par value $0.01 per share of DeCrane Holdings Co., and the shares issued upon the exercise of warrants, held by certain holders named herein or in an accompanying supplement to this prospectus. All of the offered securities are being sold by such persons or entities and we will not receive any proceeds received therefrom, other than upon exercise of warrants. The warrants were issued, and shares issued upon the exercise of warrants by persons other than exercising warrantholders have been or will be issued, pursuant to an exemption from the registration requirements of the Securities Act of 1933. The offered securities are being registered by us pursuant to registration rights granted in connection with the issuance in October, 1998 of the warrants, which were paired in units with the 12% Series A Senior Subordinated Notes of DeCrane Aircraft Holdings, Inc. when originally issued. The warrants may trade separately from the notes on and after the effective date of the registration statement of which this prospectus is a part.

             The offered securities may be offered by the holders from time to time in transactions in the over-the-counter market, in privately negotiated transactions, in underwritten offerings or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The warrantholders may effect such transactions by selling the warrants to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the holders or the purchasers of the offered securities for whom such broker-dealers may act as agent or to whom they sell as principal or both. The foregoing compensation to a particular broker-dealer might be in excess of customary commissions. If required, the names of any such broker-dealers and the applicable compensation, if any, will be set forth in an accompanying supplement to this prospectus.

             Selling holders, and any broker-dealers or agents that participate with the holders in the distribution of the offered securities, may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit on the resale of the offered securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

             We have filed a registration statement regarding these securities with the Securities and Exchange Commission. We will not participate in any sale of these securities in any state in which offer, solicitation or sale would be unlawful before registering or qualifying under the securities laws of that state.

  Investing in the warrants involves risks. See “Risk Factors” beginning on page 3.

             This prospectus is to be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. We do not intend to list the warrants on any securities exchange. DLJ Securities Corporation has advised us that it intends to make a market in the warrants; however, it is not obligated to do so and may stop at any time. We will not receive the proceeds of the sale of the warrants but will bear the expenses of registration.

             Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Donaldson, Lufkin & Jenrette

The date of this Prospectus is January 29, 2001

TABLE OF CONTENTS

Page

Summary	1

Our Company	1

Risk Factors	3

The Warrants	9

Where You Can Find More Information	10

Use of Proceeds	10

Description of Warrants	11

Description of Capital Stock	14

Plan of Distribution	17

Experts	18

Index to Unaudited Pro Forma Financial Data	P-1

             You should rely only on the information contained in this prospectus and any supplement. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus is not an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference in this prospectus and any supplement is accurate as of its date only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

             The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus or incorporated by reference in this prospectus and may not contain all the information that is important to you.

             The securities registered by this prospectus are equity obligations issued by DeCrane Holdings Co. DeCrane Holdings Co. is a holding company and does not have any material operations or assets other than its ownership of the capital stock of DeCrane Aircraft Holdings, Inc. As used in this prospectus, unless the context indicates otherwise, and except when used in the sections “Description of Warrants” and “Description of Capital Stock,” “DeCrane Holdings” and “we,” “us,” “our” and similar terms refer to the combined business of DeCrane Holdings Co. (and DeCrane Aircraft, its predecessor) and all of its subsidiaries, collectively. This prospectus presents all information on a “pro forma” basis, giving effect to all of the companies we have acquired.

OUR COMPANY

             Since our founding in 1989, through acquisitions and internal growth, we have become one of the premier suppliers to the general aviation market. We offer a complete line of interior cabin furniture, galleys, seating, and entertainment systems for corporate aircraft. In addition, we manufacture aviation electronic components, referred to as avionics, and provide systems integration services. We sell our products in the corporate, commercial (including regional), retrofit, aftermarket and military aircraft markets. Within these markets, our customers include original manufacturers of aircraft and related avionics equipment, commonly referred to as OEM’s, major components suppliers, aircraft repair and modification centers and commercial airlines. We generated pro forma revenues of $332.5 million and EBITDA (as defined) of $77.6 million for the year ended December 31, 1999 and pro forma revenues of $275.7 million and EBITDA of $66.0 million for the nine months ended September 30, 2000. Our historical revenues and EBITDA for those periods and our definition of EBITDA appear in our audited and unaudited financial statements. See “ Where You Can Find More Information.”

             During 1999 and the first three quarters of 2000, we completed and integrated nine acquisitions, increasing our diversification within the aircraft industry and reducing our reliance on the commercial aircraft market. We have built a leading position in a number of niche markets in the aircraft industry. The substantial majority of our revenue is generated by businesses in which we have a leading market share. In order to take advantage of the complementary nature of our various product offerings, to rationalize and consolidate the operations of each of our separate companies and to provide even higher levels of customer service, in 1999 we reorganized our related businesses into three separate operating groups: Cabin Management, Specialty Avionics and Systems Integration.

The Cabin Management Group

             We are the leading independent provider of cabin management products for the corporate aircraft market, serving major manufacturers such as Boeing Business Jet, Bombardier, Cessna, Dassault, Gulfstream and Raytheon. We provide a full line of interior cabin components, including seats, furniture, cabinetry, galleys, in-flight entertainment systems, sidewalls and headliners, which are either sold separately or as a pre-engineered, pre-fabricated set. Our “cabinet-in-a-box” product offers customized, pre-engineered, pre-fit interior cabinetry and galley kits to corporate jet OEM’s and independent completion centers. We also have developed and are currently marketing our “cabin-in-a-box” product, which is comprised of a customized, pre-engineered, pre-fit cabin interior system, including furniture, galleys, seats, audio-visual entertainment systems, lighting, sidewalls, headliners and electrical control units. Our cabin-in-a-box product will enable our customers to rely on us as the single source for cabin-related products. We estimate that this product could decrease cycle times by 15% to 20%, offering significant cost reduction opportunities to our customers, and could increase the dollar content per plane for us. The Cabin Management Group contributed approximately 48% of our pro forma revenue for the year ended December 31, 1999 and 54% for the nine months ended September 30, 2000.

The Specialty Avionics Group

             This group designs, engineers and manufactures electronic components, electronic display devices and interconnect components and assemblies. Among the products offered by this group are flight deck communications and audio power control equipment, harness assemblies and connectors, power and signal contact products and liquid crystal display devices, commonly referred to as LCD’s. Customers of this group include Airbus, Boeing,

Honeywell, Matsushita, and Rockwell Collins. The Specialty Avionics Group contributed approximately 34% of our pro forma revenue for the year ended December 31, 1999 and 29% for the nine months ended September 30, 2000.

The Systems Integration Group

             This group provides auxiliary fuel tanks, auxiliary power units and system integration services, including engineering, kit manufacturing, installation and certification. Customers of this group include Boeing Business Jet, Bombardier, Cessna, Gulfstream, Raytheon and Rockwell Collins. The Systems Integration Group contributed approximately 18% of our pro forma revenue for the year ended December 31, 1999 and 17% for the nine months ended September 30, 2000.

Recent Developments

             During the fourth quarter of 2000, we acquired the manufacturing assets of two product lines for our Specialty Avionics group. The total purchase price was approximately $3.3 million in cash and was funded with borrowings under our senior credit facility. The acquisitions are not material, either individually or in the aggregate, to our financial position or results of operations. As a result, the pro forma financial data included in this prospectus does not reflect these acquisitions.

             * * * * *

             Our principal executive offices are located at 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245. Our telephone number is (310) 725-9123. Further information is also available as noted under “Where You Can Find More Information.”

RISK FACTORS

             You should carefully consider the following information as part of your evaluation of our company and its business before making an investment in the offered securities.

Special Note Regarding Forward-Looking Statements

             Some of the statements in this prospectus discuss future expectations, beliefs or strategies, projections or other “forward-looking” information. These statements are subject to known and unknown risks. Many factors could cause actual company results, performance or achievements, or industry results, to be materially different from the projections expressed or implied by this prospectus. Some of those risks are specifically described below, but we are also vulnerable to a variety of elements that affect many businesses, such as:

    fuel prices and general economic conditions that affect demand for aircraft and air travel, which in turn affect demand for our products and services;
    changes in prevailing interest rates and the availability of financing to fund our plans for continued growth;
    inflation, and other general changes in costs of goods and services;
    liability and other claims asserted against us;
    the ability to attract and retain qualified personnel;
    labor disturbances; and
    changes in operating strategy, or our acquisition and capital expenditure plans.

             We cannot predict any of the foregoing with certainty, so our forward-looking statements are not necessarily accurate predictions. Also, we are not obligated to update any of these statements, to reflect actual results or report later developments. You should not rely on our forward-looking statements as if they were certainties.

Substantial Leverage—Our substantial levels of debt could adversely affect our financial health and prevent us from fulfilling our obligations under the debt agreements.

             We incurred significant debt as part of our acquisition of DeCrane Aircraft in connection with the DLJ transaction in August 1998 and in connection with companies we have acquired. As of September 30, 2000, we had total consolidated indebtedness of approximately $388.6 million, and we had available $33.6 million of additional revolving line of credit borrowings under the DeCrane Aircraft bank credit facility. In order to borrow those funds, we will have to satisfy funding conditions of the kind usually imposed in similar agreements. The bank credit facility and the indenture under which DeCrane Aircraft’s senior subordinated notes are issued each also permit us to incur significant amounts of additional debt and to secure that debt with some of our assets.

             The amount of debt we carry could have important consequences:

    It may limit the cash flow available for general corporate purposes and acquisitions. Interest payments on our debt would have been $37.3 million for the year ended December 31, 1999 and $30.1 million for the nine months ended September 30, 2000, all on a pro forma basis.
    It may limit our ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions.
    It may limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally.
    It may expose us to increased interest expenses, when interest rates fluctuate, because some of our borrowing may be, and in recent years most of it has been, at variable “floating” rates.
    It may limit our ability to respond to changes in our markets or exploit business opportunities.

Restrictive Covenants—Our operations and those of our subsidiaries are restricted by the terms of our bank credit facility and senior subordinated notes.

             Our bank credit facility and the indenture under which our senior subordinated notes are issued limit our flexibility in operating our businesses, including our ability and the ability of our subsidiaries to:

    incur debt;
    issue preferred stock;
    repurchase capital stock or subordinated debt;
    enter into transactions with affiliates;
    enter into sale and leaseback transactions;
    create liens or allow them to exist;
    pay dividends or other distributions;
    make investments;
    sell assets; and
    enter into mergers and consolidations.

             In addition, our bank credit facility requires that we satisfy several tests of financial condition. Our ability to do so can be affected by events beyond our control, and we cannot assure you that we will meet those tests. Our failure to do so could result in a default under our bank credit facility or senior subordinated notes.

Additional Borrowings—Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could intensify the risks described above.

             DeCrane Aircraft and its subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of our debt do not fully prohibit us or our subsidiaries from doing so. In addition to senior debt that we might incur, we may issue an unlimited amount of additional senior subordinated notes under the existing indenture, so long as the total amount of debt is permitted by our financial covenants. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

Potential Inability to Service Debt—We will require a significant amount of cash to service our debt. Our ability to generate cash depends on cash flows from our subsidiaries and many factors beyond our control.

             Our ability to satisfy our debt obligations and to fund our operations and planned capital expenditures will depend on our ability to generate cash in the future. This, to an extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

             We cannot assure you that our operating cash flow will be sufficient to meet our anticipated future operating and capital expenditures and debt payments as they become due or that future borrowings will be available to us for such purposes. If our cash flow is lower than we expect, we might be forced to reduce or delay acquisitions or capital expenditures, sell assets and/or reduce operating expenses in order to make all required debt service payments. Alternatively, we may have to refinance all or a portion of our debt on or before maturity. A reduction in our operating expenses might reduce important efforts, such as selling and marketing programs, management information system upgrades and new product development. In addition, we may not be able to refinance our debt on commercially reasonable terms or at all.

             On a pro forma basis, we would have had a net loss of $2.4 million for the year ended December 31,1999. In the past, our acquisitions resulted in increased interest and amortization expenses. As a result we have incurred historical net losses every year since our inception, except 1997, despite positive operating income. The first historical net profit we reported in 1997 occurred, in part, because of the repayment of a significant part of our outstanding debt with the net proceeds of our initial public offering.

Aircraft Industry Risks—The aircraft industry is cyclical and affected by many factors beyond our control, including military spending trends and regional economic instability in Asia.

             A downturn in the aircraft market could adversely affect our business.

    The principal markets for corporate aircraft manufacturers are corporations, fractional ownership programs and wealthy individuals. The corporate aircraft market is cyclical and has been adversely affected by a number of factors, including the general state of the U.S. economy, corporate profits, interest rates and commercial airline fares. A downturn in any of these factors could depress the demand for corporate aircraft.
    The principal markets for manufacturers of commercial aircraft are the commercial and regional airline industries, which are cyclical and have been adversely affected by a number of factors, including increased fuel and labor costs and intense price competition. Commercial aircraft production may increase and decrease in response to changes in customer demand caused by general economic conditions. For example, new commercial aircraft deliveries declined from a peak of approximately 767 aircraft in 1991 to approximately 367 aircraft in 1995, according to Aerospace and Air Transport Current Analysis published by Standard and Poor’s Industry Surveys. The Boeing Company also has announced that they delivered 489 aircraft during 2000 and they project delivery of approximately 530 aircraft in both 2001 and 2002, which is substantially lower than the 620 aircraft Boeing reported it delivered during 1999.
    The Asian markets are important for manufacturers of commercial aircraft and components for those aircraft. Boeing has characterized the economic situation in Asia as a risk to its deliveries over the next few years. In 1999 Boeing announced scheduled production slowdowns in its 747, 767 and 777 aircraft lines, among others, during 2000 and 2001. Recently, however, Boeing has announced that production of certain aircraft lines would be increased later in 2000 and in 2001. The Asian market situation could, if it continues or worsens, result in significant cancellations or deferrals of deliveries for new aircraft.
    The military aircraft industry is dependent upon the level of equipment expenditures by the armed forces of countries throughout the world, and especially those of the United States. In recent years, this industry has been adversely affected by a number of factors, including the reduction in military spending since the end of the Cold War. Further decreases in military spending could further depress demand for military aircraft.

             Any decrease in demand for new aircraft, both commercial and general aviation, will likely result in a decrease in demand for our products and services, and, correspondingly, our revenues, thereby adversely affecting our financial condition.

Concentration of Key Customers—We receive a significant share of our revenues from a small group of key customers, and we are vulnerable to changes in their economic condition and purchasing plans.

             A significant decline in business from any one of our key customers could have a material adverse effect on our business. Our three largest customers for the year ended December 31, 1999 were Boeing, Textron (which includes Cessna), and Bombardier. On a pro forma basis, Boeing accounted for approximately 14.3% of our consolidated revenues for that twelve month period, Textron for approximately 13.9% and Bombardier for approximately 11.3%. Some of our customers have the in-house capabilities to perform the services and provide many of the products we offer and, accordingly, could discontinue outsourcing their business to us.

             In addition to the percentage of revenues directly earned from Boeing, a significant part of our revenues are earned indirectly from Boeing through sales of components to Boeing’s suppliers. Most of our contracts with Boeing allow Boeing to stop purchasing or terminate the contract at any time. In addition, under some circumstances, those contracts may allow Boeing to enforce alternative economic terms, which would make the contracts less commercially favorable to us. During October 1997, Boeing announced that parts shortages adversely affected its production and delivery rates. Boeing shut down its 737 and 747 production lines for approximately one month and did not resume normal production rates until late November 1997. In late 1998, among other things, Boeing announced reductions in its previously scheduled production for the 747, 767 and 777 programs in 2000 and 2001, as described in “—Aircraft Industry Risks” above. Boeing might suffer further production schedule reductions.

Competition—We compete with larger companies in a fragmented industry.

             We operate in a highly competitive industry. Some of our competitors include corporate aircraft manufacturers and independent completion and modification companies, major airlines and other independent services organizations, including some of our customers, many of whom may have significantly greater financial, technological, manufacturing and marketing resources than we do. The niche markets within the aircraft industry that we serve are relatively fragmented, with several competitors offering the same products and services we provide. Due to the global nature of the aircraft industry, competition comes from both U.S. and foreign companies.

Growth Strategy—Our acquisition of other companies may pose certain risks.

             We consider and take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines complement our existing businesses. Our ability to implement this growth strategy will depend on finding suitable acquisition candidates at acceptable prices and obtaining the required financing. Any acquisition we may make in the future could be subject to a number of risks, including:

    our ability to integrate the operations and personnel of the acquired company;
    our failure to identify liabilities of the acquired company for which we may be responsible as a successor owner or operator;
    the loss of key personnel in the acquired company; and
    the impact on our financial position, results of operations and cash flows resulting from additional acquisition indebtedness.

             Our inability to adequately manage these or other risks could have an adverse effect on our business.

Regulation—The FAA closely regulates many of our operations. If we fail to comply with its many standards, or if those standards change, we could lose installation or certification capabilities, which are important to our business.

             The Federal Aviation Administration prescribes standards and licensing requirements for aircraft components, licenses private repair stations and issues Designated Alteration Station approvals, which give the holder the right to certify some aircraft design modifications on behalf of the FAA. Our ability to arrange for rapid government certification of the systems integration services we perform is important to that portion of our business. It depends on our continuing access to, or use of, these FAA certifications and approvals, and our employment of, or access to, FAA-certified individual engineering professionals. We cannot assure you that we will continue to have adequate access to those certifications, approvals and certified professionals. The FAA curtailed our subsidiary’s use of a Designated Alteration Station certification for new projects for several months during 1997, until the facility was brought into compliance with the FAA’s regulations governing FAA-certified repair stations as further described in “Business – Industry Regulation.” The loss of a required license or certificate, or its unavailability, could adversely affect our operations. The FAA could also change its policies regarding the delegation of inspection and certification responsibilities to private companies, which could adversely affect our business.

Excess Loss Risks—We could sustain losses in excess of our insurance for liability claims.

             Our business exposes us to possible claims for damages resulting from the manufacture, installation and use of our products. Many factors beyond our control could lead to such claims, such as the failure of an aircraft on which our products have been installed, the reliability and skill of the operators of such aircraft and the maintenance performed on such aircraft, We carry aircraft products and grounding liability insurance for this purpose, but we cannot assure you that our insurance coverage will be adequate to cover claims that may arise or that we will be able to renew our coverage in the future at commercially reasonable rates.

Environmental Risks and Regulation—Some of our operations and facilities generate waste or have done so in the past, which may result in unknown future liabilities for environmental remediation.

             Federal and state laws, particularly the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), impose strict, retroactive and joint and several liability upon persons responsible for releases or potential releases of hazardous substances and other parties who have some relationship to a site or a source of waste. We have sent waste to treatment, storage or disposal facilities that have been designated as National Priority List sites under CERCLA or equivalent listings under state laws. We have received requests for information or allegations of potential responsibility from the U.S. Environmental Protection Agency regarding our use of several of these sites. Given the potentially retroactive nature of environmental liability, it is possible that we will receive additional notices of potential liability relating to current or former activities. We may incur costs in the future for prior waste disposal by us or former owners of our subsidiaries or our facilities. Some of our operations are located on properties that are contaminated to varying degrees. In addition, some of our manufacturing processes create wastewater that requires chemical treatment, and one of our facilities has been cited for excessive quantity and strength of its wastewater. We may incur costs in the future to address existing or future contamination. If we incur significant costs in connection with these or other environmental issues, our business and financial condition could be adversely affected.

Control by Principal Shareholders—We are controlled by principal shareholders who are affiliated with our lenders and may have economic interests which differ or conflict with yours.

             DLJ Merchant Banking Partners II, L.P. and affiliated funds and entities hold a significant amount of our outstanding shares of common stock. Those DLJ affiliates own approximately 83.3% of our common stock, on a fully diluted basis assuming exercise of all outstanding warrants and options. As a result of their stock ownership, the DLJ affiliates control DeCrane Holdings and DeCrane Aircraft and have the power to approve all matters requiring approval of the common stockholders, including electing all of their directors, appointing new management, and approving sales of all or substantially all of the assets of the companies. The directors elected by the DLJ affiliates will have the ability to control decisions affecting our capital structure, including issuing additional capital stock, establishing stock purchase programs and declaring dividends.

             DLJ Capital Funding, Inc., which is an agent and lender under our bank credit facility, DLJ Bridge Finance, Inc., which purchased the original bridge notes refinanced by the old notes, and Donaldson, Lufkin & Jenrette Securities Corporation, which was the initial purchaser of the old notes, are also DLJ affiliates, but they do not own any equity securities of DeCrane Aircraft or DeCrane Holdings.

             The interests of the principal shareholders could conflict with your interests as a holder of the warrants and/or common stock. For example, those shareholders may have an interest in pursuing transactions that they believe enhance the value of their equity investment in DeCrane Aircraft or DeCrane Holdings, even though the transactions involve risks to your investment.

Industry and Market Data—We cannot guarantee the accuracy and completeness of the industry and market data included in this prospectus.

             Industry and market data used throughout this prospectus is based on the good faith estimates of our management, which estimates are based primarily upon internal management information and, to the extent available, independent industry publications and other publicly available information. However, the nature of the aircraft industry and competition in our markets results in limited availability of reliable, independent data. Although we believe that the sources we have used are reliable, we do not guarantee, and have not independently verified, the accuracy and completeness of the information.

Dependence on Key Personnel—We need to retain the services of our key employees.

             Our success and growth depends in large part on the skills and efforts of our management team and on our ability to attract and retain qualified personnel experienced in the various operations of our business. The loss of key personnel, including our founder, R. Jack DeCrane, combined with the failure to attract additional qualified personnel for whatever reason, could delay implementation of our business plan or otherwise adversely affect our operations. We do not carry key man life insurance on any members of our management team.

Trading Market for the Warrants—We cannot assure you that a market for the offered securities will continue.

             We cannot assure you about your ability to sell the warrants or the price at which you may be able to sell them. The warrants may trade at prices that may be higher or lower, and have recently traded at prices lower than their initial offering price. The trading price depends on many factors, including prevailing interest rates, our operating results and the market for similar securities. DLJ Securities Corporation currently makes a market in the warrants. However, DLJ Securities Corporation is not obligated to do so and it may discontinue or interrupt any such market-making at any time without notice.

             Because DLJ Securities Corporation may be deemed to be our “affiliate” (as defined in the Securities Act), we maintain a registration statement that allows DLJ to engage in market-making transactions in the warrants and DLJ delivers a prospectus in connection with its market-marking activities. If at any time the market-making prospectus is not in compliance with the disclosure obligations of the Securities Act, DLJ Securities Corporation may be unable to engage in market-making activities until the prospectus is brought into compliance. There are no other market-makers in the warrants.

Dividends—You cannot be sure that we will pay dividends on the common stock.

             We have not paid dividends to date on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We are a holding company that is dependent on distributions from DeCrane Aircraft and its subsidiaries to meet our cash requirements. The terms of the bank credit facility and senior subordinated note indenture restrict the ability of DeCrane Aircraft to make distributions to us and, consequently, will restrict our ability to pay dividends on the common stock. Also, holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

THE WARRANTS

             We have summarized the general features of the warrants to purchase common stock offered by this prospectus. For a more detailed description of the warrants and the common stock, see “Description of Warrants” beginning on page 11 and “Description of Capital Stock” beginning on page 14.

Common Stock

Common Stock	The holders of DeCrane Holdings common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Holders of DeCrane Holdings common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities of DeCrane Holdings. In the event of any voluntary or involuntary liquidation, dissolution or winding up of DeCrane Holdings, after payment has been made from the funds available therefore to the holders of preferred stock, if any, for the full amount to which they are entitled, the holders of common stock are entitled to share equally, share for share, in the assets available for distribution. See “Description of Capital Stock.”

The Warrants

Warrants	100,000 warrants, each of which will entitle the holder thereof to purchase approximately 1.598 shares of DeCrane Holdings common stock. The total number of warrants represent 159,793.81 shares, which constitutes approximately 3.4% of the common stock of DeCrane Holdings on a fully diluted basis (assuming exercise of all outstanding options and warrants, including those held by affiliates of DLJ).

Exercise	Each warrant will entitle the holder thereof, to purchase approximately 1.598 shares of common stock at an exercise price of $22.31 per share. The warrants are exercisable at any time prior to the expiration of the warrants, as set forth below. The exercise price and number of shares of common stock issuable upon exercise of the warrants will be subject to adjustment from time to time upon the occurrence of changes with respect to the common stock of DeCrane Holdings, including some types of distributions of shares of common stock, issuances of options or convertible securities, dividends and distributions and some changes in options and convertible securities of DeCrane Holdings. A warrant does not entitle the holder thereof to receive any dividends paid on shares of common stock.

Expiration	September 30, 2008.

Transfer Agent	The transfer agent and registrar for the offered securities can be reached c/o DeCrane Aircraft Holdings, Inc., at (310) 725-9123.

Use of Proceeds	We will not receive any cash proceeds from sales of warrants or warrant shares. See “Use of Proceeds.”

The Units	The warrants were originally sold as “units,” paired with the 12% Series A Senior Subordinated Notes of DeCrane Aircraft Holdings, Inc. The warrants may trade separately from the notes on and after the effective date of the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

             Any registered purchaser may request from us any information it wishes in order to verify the information in this prospectus. Apart from this prospectus and any responses we make to those requests, no one is authorized to give information about the warrants on our behalf.

             We have filed with the Securities and Exchange Commission a registration statement on the SEC’s Form S-3, to register the warrants, of which this prospectus is a part. The registration statement has additional information that is not included here, in accordance with SEC rules. Our descriptions and statements about any contract or other document in this prospectus or incorporated herein by reference are summaries only, and, in each instance, reference is made to a copy of such contract or other document filed as an exhibit hereto or in a document incorporated by reference, each such description or statement being qualified in all respects by such reference.

             We became a reporting company as a result of the registration of the warrants, and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our fiscal year ends on December 31st. You may read and copy any reports, statements or other information we file with the SEC at the SEC’s reference room in Washington D.C. Please call the SEC at (202) 942-8090 for further information on the operation of the reference rooms. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC, or review our SEC filings on the SEC’s EDGAR web site, which can be found at http www.sec.gov. You may also write or call us at our corporate headquarters located at 2361 Rosecrans Avenue, Suite 180, El Segundo, California 90245. Our telephone number is (310) 725-9123.

             The SEC allows us to ‘‘incorporate by reference’’ the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC under the Securities Act. We are incorporating by reference the following documents into this prospectus:

    Annual Report on Form 10-K for the year ended December 31, 1999;
    Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;
    Quarterly Report on Form 10-Q/A (Amendment No. 1) for the quarter ended September 30, 2000; and
    Current Reports on Form 8-K and 8-K/A filed with the SEC on October 19, 1999, December 14, 1999, February 11, 2000, May 25, 2000, June 16, 2000, July 13, 2000 and August 2, 2000.

             You may obtain a copy of these filings at no cost, by writing or telephoning us at:

DeCrane Holdings Co.
c/o DeCrane Aircraft Holdings, Inc.
2361 Rosecrans Avenue, Suite 180
El Segundo, California 90245
(310) 725-9123

USE OF PROCEEDS

             This prospectus is delivered in connection with the sale of the warrants by DLJ Securities Corporation in market-making transactions. We have not received and will not receive any of the proceeds from such transactions.

DESCRIPTION OF WARRANTS

             The Class A warrants described in this prospectus have been issued pursuant to a warrant agreement and warrant registration rights agreement, a copy of which is available without charge as set forth above under “Where You Can Find More Information.”

General

             There are 100,000 Class A warrants outstanding. Each warrant, when exercised, will entitle the holder thereof to receive 1.5979381 fully paid and non-assessable shares of DeCrane Holdings common stock, at an exercise price of $22.310 per share. When the warrants described in this prospectus were originally issued in October 1998, each warrant was exercisable into 1.55 common shares at an exercise price of $23.00 per share. In June 2000 DeCrane Holdings issued 139,357 Class B warrants resulting in the exercise price and the number of warrant shares represented by the warrants described in this prospectus being adjusted pursuant to the adjustment provisions described below. The holders of all of the warrants would be entitled, in the aggregate, to purchase shares of common stock representing approximately 3.4% of common stock on a fully diluted basis on the date of this prospectus, assuming exercise of all outstanding common stock options and warrants issued by DeCrane Holdings, including all separately issued warrants. Unless exercised, the warrants will automatically expire at 5:00 p.m. New York City time on September 30, 2008.

             The warrants may be exercised by surrendering to us the warrant certificates evidencing the warrants to be exercised with the accompanying form of election to purchase properly completed and executed, together with payment of the exercise price. Payment of the exercise price may be made in cash in United States dollars by wire transfer or by certified or official bank check to the order of DeCrane Holdings. Upon surrender of the warrant certificate and payment of the exercise price, we will deliver or cause to be delivered, to or upon the written order of such holder, stock certificates representing the number of whole warrant shares to which the holder is entitled. If less than all of the warrants evidenced by a warrant certificate are to be exercised, a new warrant certificate will be issued for the remaining number of warrants. Holders of warrants will be able to exercise their warrants only if a registration statement relating to the warrant shares underlying the warrants is then in effect, or the exercise of such warrants is exempt from the registration requirements of the Securities Act, and such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants or other persons to whom it is proposed that warrant shares be issued on exercise of the warrants reside.

             No fractional warrant shares will be issued upon exercise of the warrants. DeCrane Holdings will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares less a corresponding fraction of the exercise price.

             The holders of the warrants will have no right to vote on matters submitted to the stockholders of DeCrane Holdings and will have no right to receive dividends. The holders of the warrants will not be entitled to share in the assets of DeCrane Holdings in the event of liquidation, dissolution or the winding up of DeCrane Holdings. In the event a bankruptcy or reorganization is commenced by or against DeCrane Holdings, a bankruptcy court may hold that unexercised warrants are executory contracts which may be subject to rejection by DeCrane Holdings with approval of the bankruptcy court, and the holders of the warrants may, even if sufficient funds are available, receive nothing or a lesser amount as a result of any such bankruptcy case than they would be entitled to if they had exercised their warrants prior to the commencement of any such case.

Adjustments

             The number of warrant shares purchasable upon exercise of the warrants and the exercise price will be subject to adjustment in some events including:

    the payment by DeCrane Holdings of dividends and other distributions on the common stock in common stock, subdivisions, combinations and reclassifications of the common stock, the issuance to all holders of common stock of rights, options or warrants entitling them to subscribe for common stock or securities convertible into, or exchangeable or exercisable for, common stock at a price which is less than the fair market value, as defined below, per share of common stock, some distributions to all holders of common stock of any of DeCrane Holdings’ assets or debt securities or any rights or warrants to purchase any such securities, excluding those rights and warrants referred to in the preceding bullet point, the issuance of shares of common stock for consideration per share less than the then fair market value per share of common stock, excluding securities issued in transactions referred to in the first four bullet points above or the next bullet point below, and subject to exceptions, the issuance of securities convertible into or exchangeable for common stock for a conversion or exchange price plus consideration received upon issuance less than the then fair market value per share of common stock at the time of issuance of such convertible or exchangeable security, excluding securities issued in transactions referred to in the first four bullet points above, and other events that could have the effect of depriving holders of the warrants of the benefit of all or a portion of the purchase rights evidenced by the warrants.

             Adjustments to the exercise price will be calculated to the nearest tenth of a cent and adjustments to the number of warrant shares will be calculated to the nearest hundredth of a share. No adjustment need be made for any of the foregoing transactions if warrant holders are to participate in the transaction on a basis and with notice that the board of directors determines to be fair and appropriate in light of the basis and notice and on which other holders of common stock participate in the transaction.

             The following defined terms are used in connection with the warrants:

    “Fair Market Value” per security, at any date of determination, means

               (1)   in connection with a sale to a party that is not an affiliate of DeCrane Holdings in an arm’s-length transaction, the price per security at which such security is sold, and

               (2)   in connection with any sale to an affiliate of DeCrane Holdings,

                 (a)   the last price per security at which such security was sold in a non-affiliate sale within the three-month period preceding such date of determination or

                 (b)   if clause (a) is not applicable, the fair market value of such security determined in good faith by a majority of the board of directors of DeCrane Holdings, including a majority of the disinterested directors, as defined below, and approved in a board resolution delivered to the warrant agent, or a nationally recognized investment banking, appraisal or valuation firm, which is not an affiliate of DeCrane Holdings, in each case, taking into account, among all other factors deemed relevant by the board of directors or such investment banking, appraisal or valuation firm, the trading price and volume of such security on any national securities exchange or automated quotation system on which such security is traded.

    “Disinterested Director” means, in connection with any issuance of securities that gives rise to a determination of the fair market value thereof, each member of the board of directors of DeCrane Holdings who is not an officer, employee, director or other affiliate of the party to whom DeCrane Holdings is proposing to issue the securities giving rise to such determination.

             No adjustment in the exercise price will be required unless such adjustment would require an increase or decrease of at least one percent in the exercise price; provided, however, that any adjustment that is not made will be carried forward and taken into account in any subsequent adjustment. In the case of some types of consolidations or mergers of DeCrane Holdings, or the sale of all or substantially all of the assets of DeCrane Holdings to another corporation, each warrant will thereafter be exercisable for the right to receive the kind and amount of shares of stock or other securities or property to which such holder would have been entitled as a result of such consolidation, merger or sale had the warrants been exercised immediately prior thereto, and the person formed by or surviving any such consolidation or merger, if other than DeCrane Holdings, or to which such sale shall have been made will assume the obligations of DeCrane Holdings under the warrant agreement .

Reservation of Shares

             DeCrane Holdings has authorized and reserved for issuance and will at all times reserve and keep available such number of shares of common stock as will be issuable upon the exercise of all outstanding warrants. Such shares of common stock, when paid for and issued, will be duly and validly issued, fully paid and non-assessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

Amendment

             From time to time, DeCrane Holdings and the warrant agent, without the consent of the holders of the warrants, may amend or supplement the warrant agreement for some purposes, including curing defects or inconsistencies or making any change that does not adversely affect the legal rights of any holder. Any amendment or supplement to the warrant agreement that adversely affects the legal rights of the holders of the warrants will require the written consent of the holders of a majority of the then outstanding warrants, excluding warrants held by DeCrane Holdings or any of its affiliates. The consent of each holder of the warrants affected will be required for any amendment pursuant to which the exercise price would be increased or the number of warrant shares purchasable upon exercise of warrants would be decreased, other than pursuant to adjustments provided in the warrant agreement.

DESCRIPTION OF CAPITAL STOCK

General

             DeCrane Holdings is authorized to issue an aggregate of 10,000,000 shares of common stock, par value $.01 per share, of which 3,914,274 are outstanding and owned by 37 shareholders, excluding 159,793.81 shares reserved for issuance upon exercise of the Class A warrants described in this prospectus, 293,724 additional, separately issued warrants outstanding and 400,869 management incentive stock options. DeCrane Holdings is also authorized to issue up to 2,500,000 shares of preferred stock, par value $.01 per share, in one or more series, of which 342,417 are outstanding. In addition, DeCrane Aircraft is authorized to issue up to 10,000,000 shares of preferred stock, par value $.01 per share, in one or more series, of which 250,000 are outstanding and, as of September 30, 2000, an additional 10,000 shares are issuable in lieu of cash dividend payments. There are no existing trading markets for either the common or preferred stock. The following is a summary of the rights and privileges pertaining to the common stock and preferred stock. For a full description of the capital stock, reference is made to DeCrane Holdings’ and DeCrane Aircrafts’ certificates of incorporation currently in effect, copies of which is available as set forth above under “Where You Can Find More Information.”

Common Stock

             DLJ Merchant Banking Partners II, L.P. and affiliated funds and entities hold 3,695,652 shares of common stock.

             Voting Rights. The holders of common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect the board of directors and determine most matters on which stockholders are entitled to vote. Pursuant to the Investors’ Agreement, the shareholders who are party to such agreement have agreed to vote their shares to cause the DLJ affiliates owing common stock of DeCrane Holdings to select all of DeCrane Holdings’ directors.

             Dividend Rights. Holders of common stock are entitled to share equally, share for share, if dividends are declared on common stock, whether payable in cash, property or securities of DeCrane Holdings.

             Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of DeCrane Holdings, after payment has been made from the funds available therefore to the holders of preferred stock, if any, for the full amount to which they are entitled, the holders of the shares of common stock are entitled to share equally, share for share, in the assets available for distribution. Holders of common stock have no conversion, redemption or preemptive rights.

Preferred Stock

             The board of directors of DeCrane Holdings has authorized the designation of 1,360,000 shares of 14% Senior Exchangeable Redeemable Preferred Stock due 2009, par value $0.01 per share, of which 342,417 shares have been issued and are outstanding. DLJ affiliates hold 340,000 shares of preferred stock. Holders of the DeCrane Holdings preferred stock are entitled to receive, when, as and if declared by the board of directors, dividends at a rate equal to 14% per annum, subject to increases of 0.25% for each quarter that no dividend is paid, up to a maximum of an additional 5%. Prior to September 30, 2005, dividends are not paid in cash but instead accrete in liquidation value. Shares have a liquidation preference of $100, subject to increase through accretion, plus accrued and unpaid cash dividends. The DeCrane Holdings preferred stock is mandatorily redeemable on August 28, 2009 and is redeemable at DeCrane Holdings’ option:

    prior to September 30, 2001 with the net cash proceeds of public equity offerings at a redemption price equal to 114% of liquidation value plus accrued and unpaid cash dividends, on or after September 30, 2003, at a redemption price equal to the 107.000% of liquidation value plus accrued and unpaid cash dividends, on or after September 30, 2004 at a redemption price of 104.667% of liquidation value plus accrued and unpaid cash dividends,

    on or after September 30, 2005 at a redemption price of 102.333% of liquidation value plus accrued and unpaid cash dividends, on or after September 30, 2006 at a redemption price of 100.000% of liquidation value plus accrued and unpaid cash dividends, or in the event of a change of control, as defined in the Certificate of Designation for the preferred stock, at a redemption price equal to the present value of all remaining dividends, premium and liquidation value payments that would become due on the DeCrane Holdings preferred stock as if the DeCrane Holdings preferred stock was to remain outstanding and be redeemed on September 30, 2003, computed using a discount rate equal to the Treasury Rate plus 50 basis points .

             Upon the occurrence of a change of control, each holder will have the right to require DeCrane Holdings to repurchase all or any part of such holder’s DeCrane Holdings preferred stock at an offer price equal to 101% of the liquidation preference thereof plus accrued and unpaid cash dividends. Holders of the DeCrane Holdings preferred stock are not entitled to voting rights; provided that DeCrane Holdings has agreed that it will not amend or modify its charter so as to adversely affect the holders of the DeCrane Holdings preferred stock or create, authorize or issue securities prior to or on a par with the DeCrane Holdings preferred stock without the consent of the holders thereof. In addition, if and whenever four consecutive or any six quarterly dividend payments are not made,
    DeCrane Holdings fails to fulfill its obligations to redeem the DeCrane Holdings preferred stock on August 28, 2009 or in the event of a change of control,
    DeCrane Holdings makes any payments on the Common Stock or other security ranking junior to or on parity with the DeCrane Holdings preferred stock in violation of the Certificate of Designations, or
    DeCrane Holdings amends its charter or creates parity or prior securities in violation of the Certificate of Designations,

the number of directors will be increased by two and the holders of the DeCrane Holdings preferred stock will be entitled to elect the additional directors until such violation is remedied.

             We may, at our option, at any time on any dividend payment date so long as no shares are held by any DLJ affiliate, exchange the shares of DeCrane Holdings preferred stock for 14% senior subordinated exchange debentures of DeCrane Holdings due September 30, 2009. Those exchange debentures will be subordinated to all senior debt of DeCrane Holdings and will contain customary covenants and events of default, including covenants that limit the ability of DeCrane Holdings and its subsidiaries to incur debt, pay dividends and acquire or make equity investments in other companies.

             In addition, we may issue additional shares of preferred stock from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. The board of directors is authorized by our Certificate of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may issue preferred stock with voting and other rights that could adversely affect all of the rights of the holders of the common stock and could have antitakeover effects. We have no present plans to issue any additional shares of preferred stock. The ability of the board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control of DeCrane Holdings or the removal of existing management.

Section 203 of Delaware General Corporation Law

             DeCrane Holdings is a Delaware corporation and subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an ‘‘ interested stockholder’’ (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a ‘‘business combination,’’ as defined in Section 203, with a Delaware corporation for three years following the date such person became an interested stockholder, subject to some exceptions such as transactions done with the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. The existence of this provision would be expected to have an anti-takeover effect, including possibly discouraging takeover attempts that might result in a premium over the market price for the shares of DeCrane Holdings common stock.

Warrants

             DeCrane Holdings has two classes of warrants to purchase 293,724 shares of its common stock issued and outstanding in addition to the Class A warrants described in this prospectus. These additional warrants are referred to in this prospectus as initial capitalization warrants and Class B warrants. Warrants to purchase a total of 265,852.6 shares are held by DLJ affiliates.

Initial Capitalization Warrants

             Each of the 154,367 initial capitalization warrants, which are held by DLJ affiliates, entitles the holder thereof to purchase one share of common stock of DeCrane Holdings at an exercise price of not less than $0.01 per share subject to customary antidilution provisions, which differ in some respects than those contained in the warrants which are the subject of this prospectus, and other customary terms. These warrants are exercisable at any time prior to 5:00 p.m., New York time, on August 28, 2009. The exercise of these warrants is also subject to applicable federal and state securities laws.

             The holders of these warrants are entitled to request six demand registrations, together with all or any portion of any preferred stock and the common stock owned by them, which rights will be immediately exercisable, subject to customary deferral and cutback provisions. In addition, the holders of the these warrants are entitled to unlimited piggyback registration rights with respect to such warrants, subject to customary cutback provisions.

Class B Warrants

             Each of the 139,357 Class B warrants, of which 111,485.6 are held by DLJ affiliates, entitles the holder thereof to purchase one share of common stock of DeCrane Holdings at an exercise price of not less than $0.01 per share subject to customary antidilution provisions, which differ in some respects than those contained in the warrants which are the subject of this prospectus, and other customary terms. These warrants are exercisable at any time prior to 5:00 p.m., New York time, on June 30, 2010. The exercise of these warrants is also subject to applicable federal and state securities laws.

             The holders of these warrants are entitled to request two demand registrations, together with all or any portion of any preferred stock and the common stock owned by them, which rights will be immediately exercisable, subject to customary deferral and cutback provisions. In addition, the holders of the these warrants are entitled to unlimited piggyback registration rights with respect to such warrants, subject to customary cutback provisions.

Transfer Agent and Registrar

             The transfer agent and registrar for the DeCrane Holdings common stock is the Secretary of DeCrane Holdings.

DeCrane Aircraft Preferred Stock

             The board of directors of DeCrane Aircraft has authorized the designation of 700,000 shares of 16% Senior Redeemable Exchangeable Preferred Stock due 2009, par value $0.01 per share, of which 250,000 shares have been issued and are outstanding. DLJ affiliates hold 200,000 shares of preferred stock. Holders of the DeCrane Aircraft preferred stock are entitled to receive, when, as and if declared by the board of directors, dividends at a rate equal to 16% per annum. Prior to June 30, 2005, DeCrane Aircraft may, at its option, pay dividends either in cash or by the issuance of additional shares of preferred stock. As of September 30, 2000, DeCrane Aircraft has elected to issue 10,000 additional shares in lieu of cash dividend payments. The preferred stock has a liquidation preference of $100, plus accrued and unpaid cash dividends, and is non-voting. Upon the occurrence of a change in control, as defined, each holder has the right to require DeCrane Aircraft to redeem all or part of such holder’s shares at a price equal to 101% of the liquidation preference (116% if prior to July 1, 2001), plus accrued and unpaid cash dividends. The DeCrane Aircraft preferred stock is mandatorily redeemable on March 31, 2009 and its dividend and redemption obligations rank senior to DeCrane Holdings’ preferred stock obligations.

PLAN OF DISTRIBUTION

             We will receive no proceeds from this offering, other than in connection with the exercise of warrants. The offered securities may be sold by the selling holders from time to time in transactions in the over-the-counter market, in negotiated transactions, in underwritten offerings, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of such sale, at prices related to prevailing market prices or at negotiated prices. The selling holders may effect such transactions by selling the offered securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling holders and/or the purchasers of the offered securities for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In order to comply with the securities laws of certain states, if applicable, the offered securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the warrants and our common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. The selling holders and any broker-dealers or agents that participate with the selling holders in the distribution of the offered securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the offered securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling holders.

             DLJ Merchant Banking Partners II, L.P. and several of its affiliates beneficially own approximately 83.3% of the common stock of DeCrane Holdings, on a fully diluted basis assuming exercise of all outstanding warrants and options. Thompson Dean and Susan C. Schnabel, each of whom is a principal of DLJ Merchant Banking, are members of the board of directors of DeCrane Holdings and DeCrane Aircraft. DLJ Capital Funding, Inc. acted as syndication agent in connection with our bank credit facility, for which it received customary fees and expenses. DLJ Bridge Finance Inc. purchased the bridge notes which were refinanced by the initial offering of DeCrane Aircraft’s 12% Series A Senior Subordinated Notes due 2008, for which it received customary fees and expenses. DLJ Securities Corporation acted as dealer/manager in connection with the tender offer for our common stock in the DLJ acquisition, as arranger in connection with our bank credit facility, and as the initial purchaser of the Series A notes, and is the financial advisor to DeCrane Holdings and DeCrane Aircraft. DLJ Merchant Banking, DLJ Capital Funding, Inc. and DLJ Bridge Finance, Inc. are affiliates of DLJ Securities Corporation. On June 30, 2000, DLJ Investment Partners, L.P. and other DLJ affiliates purchased $25 million of our preferred stock and Class B warrants to purchase common stock of DeCrane Holdings in connection with financing our purchase of ERDA, Inc.

             DLJ Securities Corporation has, from time to time, provided investment banking and other financial advisory services to us, for which it has received customary compensation, and will provide such services and financial advisory services to us in the future. DLJ Securities Corporation was the initial purchaser in the initial offering of the Series A notes and received an underwriting discount of approximately $3.3 million in connection therewith.

             We have entered into a registration rights agreement with DLJ Securities Corporation regarding its use of this prospectus. Pursuant to such agreement, we have agreed to bear all registration expenses incurred under that agreement, and to indemnify DLJ Securities Corporation against some liabilities, including liabilities under the Securities Act.

EXPERTS

             The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

    the consolidated balance sheets as of December 31, 1998 and 1999 and the consolidated statements of operations, of stockholders’ equity and of cash flows for the four months ended December 31, 1998 and the year ended December 31, 1999 of DeCrane Holdings Co. (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999);
    the consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998 of DeCrane Aircraft Holdings, Inc., the predecessor to DeCrane Holdings Co. (incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1999);
    the balance sheets as of December 31, 1997 and 1998 and the statements of income, of stockholders’ equity and of cash flows for the years then ended of Custom Woodwork & Plastics, Inc. (incorporated by reference to our Current Report on Form 8-K filed on October 19, 1999);
    the balance sheets as of December 31, 1998 and September 30, 1999 and the statements of income, of partners’ equity and of cash flows for the year ended December 31, 1998 and the nine months ended September 30, 1999 of The Infinity Partners, Ltd (incorporated by reference to our Current Report on Form 8-K/A filed on February 11, 2000 which incorporated by reference to our prospectus dated February 10, 2000 filed pursuant to Rule 424(b)(3) on February 11, 2000); an d the balance sheets as of December 31, 1998 and 1999 and the statements of income, of stockholders’ equity and of cash flows for the years then ended of Carl F. Booth & Co., Inc. (incorporated by reference to our Current Report on Form 8-K/A filed on June 16, 2000).

             The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of Baird, Kurtz & Dobson, independent accountants, given on the authority of said firm as experts in auditing and accounting:

    the consolidated balance sheets as of December 31, 1997 and 1998 and the consolidated statements of income, stockholders’ equity and cash flows for the period from June 12, 1997 to December 31, 1997 and the year ended December 31, 1998 of PPI Holdings, Inc., and the consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 1996 and for the period from January 1, 1997 to June 11, 1997 of Precision Pattern Inc., the predecessor to PPI Holdings, Inc. (incorporated by reference to our prospectus included in Registration Statement No. 333-70365 on Form S-1 effective May 14, 1999); and
    the balance sheets as of December 31, 1997 and 1998 and the statements of income, of stockholders’ equity and of cash flows for the years then ended of PCI NewCo, Inc. (incorporated by reference to our Current Report on Form 8-K/A filed on December 14, 1999).

             The following financial statements, which are incorporated by reference in this prospectus, have been incorporated in reliance on the reports of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting:

    the consolidated balance sheets as of June 30, 1998 and 1999 and the consolidated statements of income, of stockholders’ equity and of cash flows for the years then ended of ERDA, Inc. and Subsidiary (incorporated by reference to our Current Report on Form 8-K / A filed on August 2, 2000).

INDEX TO UNAUDITED PRO FORMA FINANCIAL DATA

Page

Basis of Presentation	P-2

Pro Forma Consolidated Statement of Operations for the:

Year ended December 31, 1999	P-3

Nine Months ended September 30, 2000	P-4

Notes to Unaudited Pro Forma Financial Data	P-5

UNAUDITED PRO FORMA FINANCIAL DATA

Basis of Presentation

             The following unaudited pro forma financial data for DeCrane Holdings is based on our historical consolidated financial statements adjusted to reflect:

    our 1999 PATS, PPI, Custom Woodwork, PCI NewCo, International Custom Interiors and Infinity acquisitions; and
    our 2000 Carl Booth, ERDA and Coltech acquisitions.

             For additional information on our acquisitions, see:

    the notes to our audited consolidated financial statements included in our Form 10-K for the year ended December 31, 1999 regarding our 1999 acquisitions;
    our Form 8-K filed on May 25, 2000 and our Form 8-K/A filed on June 16, 2000 regarding the Carl Booth acquisition;
    our Form 8-K filed on July 13, 2000 and our Form 8-K/A filed on August 2, 2000 regarding the ERDA acquisition; and
    the noted to our unaudited consolidated financial statements included in our Form 10-Q for the nine months ended September 30, 2000 regarding the Coltech acquisition.

             Unaudited pro forma consolidated statements of operations are presented for the year ended December 31, 1999 and the nine months ended September 30, 2000. The statements reflect all of our acquisitions as if they had occurred as of January 1, 1999. All of our 1999 and 2000 acquisitions had occurred by September 30, 2000 and are therefore reflected in our unaudited historical balance sheet as of that date.

             The pro forma adjustments are based upon available information and assumptions management believes are reasonable under the circumstances. The unaudited pro forma financial data and accompanying notes should be read in conjunction with our historical audited and unaudited financial statements and related notes and the historical audited financial statements and related notes of the companies we have acquired incorporated into this prospectus by reference. The pro forma financial data does not purport to represent what our actual results of operations or actual financial position would have been if the transactions described above in fact occurred on such dates or to project our results of operations or financial position for any future period or date.

UNAUDITED PRO FORMA FINANCIAL DATA

Consolidated Statement of Operations
Year Ended December 31, 1999

		Acquisition Adjustments (2)

	DeCrane Holdings Historical (1)	Historical Results (3)	Adjustments		Pro Forma

	(dollars in thousands)

Revenues	$244,048	$91,324	$(2,890	)(4)	$332,482

Cost of sales	165,871	63,879	(2,890	)(5)	226,860

Gross profit	78,177	27,445	—		105,622

Selling, general and administrative expenses	40,157	11,692	(3,769	)(6)	48,080

Amortization of intangible assets	13,073	363	4,145	(7)	17,581

Operating income	24,947	15,390	(376)		39,961

Interest expense	27,903	1,084	10,614	(8)	39,601

Minority interest in preferred stock of subsidiary	—	—	4,246	(9)	4,246

Other expenses (income)	447	(54)	—		393

Income (loss) before provision for income taxes	(3,403)	14,360	(15,236)		(4,279)

Provision for income taxes (benefit)	952	(457)	1,843	(10)	2,338

Net income (loss)	(4,355)	14,817	(17,079)		(6,617)

Preferred stock dividends	(5,294)	—	—		(5,294)

Net income (loss) applicable to common stockholders	$(9,649)	$14,817	$(17,079)		$(11,911)

See accompanying Notes to Unaudited Pro Forma Financial Data.

UNAUDITED PRO FORMA FINANCIAL DATA

Consolidated Statement of Operations
Nine Months Ended September 30, 2000

		Acquisition Adjustments (2)

	DeCrane Holdings Historical (1)	Historical Results (3)	Adjustments		Pro Forma

	(dollars in thousands)

Revenues	$254,421	$22,612	$(1,307	)(4)	$275,726

Cost of sales	169,527	15,438	(1,407	)(5)	183,558

Gross profit	84,894	7,174	100		92,168

Selling, general and administrative expenses	32,465	4,994	(2,659	)(6)	34,800

Amortization of intangible assets	12,949	171	1,074	(7)	14,194

Operating income	39,480	2,009	1,685		43,174

Interest expense	29,977	608	1,278	(8)	31,863

Minority interest in preferred stock of subsidiary	1,000	—	2,652	(9)	3,652

Other expenses	228	—	—		228

Income before provision for income taxes	8,275	1,401	(2,245)		7,431

Provision for income taxes (benefit)	5,643	(308)	1,072	(10)	6,407

Net income	2,632	1,709	(3,317)		1,024

Preferred stock dividends	(4,477)	—	—		(4,477)

Net income (loss) applicable to common stockholders	$(1,845)	$1,709	$(3,317)		$(3,453)

See accompanying Notes to Unaudited Pro Forma Financial Data.

UNAUDITED PRO FORMA FINANCIAL DATA

Notes to Unaudited Pro Forma Financial Data

(1)	Reflects our historical results of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 derived from our historical audited and unaudited consolidated financial statements. Reclassifications have been made to our December 31, 1999 results to conform to the September 30, 2000 presentation.

(2)	Reflects the historical results of operations and related pro forma adjustments of companies we acquired for the periods not included in our historical results.

(3)	Reflects the results of operations of companies we acquired that are not included in our historical results. The results of operations for the companies we acquired are for the periods from the beginning of the period presented to the dates indicated below. For periods subsequent to those dates, their respective results of operations are included in our historical results.

1999 Acquisitions	2000 Acquisition

PATS—January 21, 1999	Carl Booth—May 1, 2000
PPI—April 22, 1999	ERDA—June 30, 2000
Custom Woodwork & Plastics—August 4, 1999	Coltech—August 31, 2000
PCI NewCo—October 5, 1999
International Custom Interiors—October 7, 1999
Infinity—December 16, 1999

  Tables summarizing the acquired companies’ results of operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 appear below.

		2000 Acquisitions

Year Ended December 31, 1999	Total 1999 Acquisi-tions	Carl Booth	ERDA (a)	Coltech	Total

	(dollars in thousands)

Revenues	$52,834	$13,757	$21,476	$3,257	$91,324
Cost of sales	36,440	10,163	16,783	493	63,879

Gross profit	16,394	3,594	4,693	2,764	27,445
Selling, general and administrative expenses	5,324	1,237	2,270	2,861	11,692
Amortization of intangible assets	124	—	239	—	363

Operating income (loss)	10,946	2,357	2,184	(97)	15,390
Interest expense (income)	152	(65)	997	—	1,084
Other income	(29)	(25)	—	—	(54)

Income (loss) before provision for income taxes	10,823	2,447	1,187	(97)	14,360
Provision for income taxes (benefit)	(827)	—	389	(19)	(457)

Net income (loss)	$11,650	$2,447	$798	$(78)	$14,817

UNAUDITED PRO FORMA FINANCIAL DATA
Notes to Unaudited Pro Forma Financial Data (Continued)

	1999 Acquisitions

Year Ended December 31, 1999 (Continued)	PATS	PPI	Custom Wood-work	PCI NewCo	Int’l Custom Interiors	Infinity	Total

	(dollars in thousands)

Revenues	$451	$12,757	$4,972	$6,692	$4,753	$23,209	$52,834
Cost of sales	1,229	8,435	2,203	4,747	3,057	16,769	36,440

Gross profit (loss)	(778)	4,322	2,769	1,945	1,696	6,440	16,394
Selling, general and administrative expenses	611	944	262	520	492	2,495	5,324
Amortization of intangible assets	—	124	—	—	—	—	124

Operating income (loss)	(1,389)	3,254	2,507	1,425	1,204	3,945	10,946
Interest expense (income)	23	127	(11)	(2)	(19)	34	152
Other expenses (income)	11	(33)	—	(3)	(4)	—	(29)

Income (loss) before provision for income taxes	(1,423)	3,160	2,518	1,430	1,227	3,911	10,823
Provision for income taxes (benefit)	(1,244)	—	—	—	417	—	(827)

Net income (loss)	$(179)	$3,160	$2,518	$1,430	$810	$3,911	$11,650

	2000 Acquisitions

Nine Months Ended September 30, 2000	Carl Booth	ERDA (a)	Coltech	Total

	(dollars in thousands)

Revenues	$5,983	$14,354	$2,275	$22,612
Cost of sale	3,110	11,984	344	15,438

Gross profit	2,873	2,370	1,931	7,174
Selling, general and administrative expenses	588	2,499	1,907	4,994
Amortization of intangible assets	—	171	—	171

Operating income (loss)	2,285	(300)	24	2,009
Interest expense (income)	(33)	641	—	608

Income (loss) before provision for income taxes	2,318	(941)	24	1,401
Provision for income taxes (benefit)	—	(308)	—	(308)

Net income (loss)	$2,318	$(633)	$24	$1,709

  ______________

(a)	Excludes the operating results of ERDA’s majority owned subsidiary not acquired.

(4)	Reflects the elimination of intercompany sales.

(5)	For the year ended December 31, 2000, reflects the elimination of intercompany sales. For the nine months ended September 30, 2000, reflects the elimination of intercompany sales and the reversal of $100,000 of intercompany profit in inventory, which has been eliminated in our historical results.

UNAUDITED PRO FORMA FINANCIAL DATA
Notes to Unaudited Pro Forma Financial Data (Continued)

(6)	Reflects the net decrease in selling, general and administrative expenses attributable to the following:

	Year 1999	Nine Months 2000

	(dollars in thousands)

Bonuses and employment contract termination expenses (a)	$(3,031)	$(1,708)
Acquisition related expenses (b)	(716)	(951)
Other, net (c)	(22)	—

Decrease in selling, general and administrative expenses	$(3,769)	$(2,659)

  ______________

(a)	Reflects a reduction in expenses attributable to employment contract termination expenses and nonrecurring bonuses awarded prior to, and in anticipation of, our acquisitions of PATS, Infinity and Coltech.

(b)	Reflects a reduction for non-capitalizable acquisition expenses incurred by PATS, Infinity and ERDA on behalf of their stockholders related to their respective acquisitions by us.

(c)	Reflects cost savings attributable to employee benefit plans implemented at the companies we acquired.

(7)	Reflects the net increase in amortization expense pertaining to the amortization of goodwill and other intangible assets related to the companies we have acquired as follows:

	Intangible Asset Amount	Years Estimated Useful Life (a)	Year 1999	Nine Months 2000

	(dollars in thousands)

Elimination of predecessor basis amortization (b)			$(363)	$(171)
Amortization attributable to companies acquired (c):
Goodwill	$144,777	30	2,772	512
FAA certifications	15,425	15	906	448
Customer contracts	8,390	7	100	—
Engineering drawings	5,482	15	216	95
Assembled workforce	4,980	7	514	190

Net increase in amortization expense			$4,145	$1,074

  ______________

(a)	Amortized on a straight-line basis over the respective estimated useful lives.

(b)	Reflects the elimination of amortization expense recorded by PPI and ERDA for periods prior to their acquisition.

(c)	Reflects adjustments for all of our 1999 and 2000 acquisitions from the beginning of the period presented to their respective acquisition dates; subsequent to those dates, amortization expense is included in our historical results.

UNAUDITED PRO FORMA FINANCIAL DATA
Notes to Unaudited Pro Forma Financial Data (Continued)

    (8)   Reflects the net increase in interest expense, including deferred financing cost amortization and commitment fees, as a result of our 1999 and 2000 acquisitions as if they all had occurred on January 1, 1999.

             The components of pro forma interest expense are summarized in the table below.

	Rate or Term	Amount	Year 1999	Nine Months 2000

	(dollars in thousands)

Senior credit facility (a):
Revolving credit facilities	LIBOR (b) + 3.0%	(c)	$57	$142
Term facilities:
Term A	LIBOR (b) + 3.0%	(d)	3,450	2,731
Term B	LIBOR (b) + 3.5%	(e)	11,930	10,023
Term D	LIBOR (b) + 4.0%	(f)	8,668	7,245
Senior subordinated notes	12.00%	$100,000	12,000	9,000
Customer advance	7.50%	(g)	380	200
Other long-term obligations	4.7% to 25.7%	(h)	251	403
Deferred financing cost amortization:
Senior revolving credit facilities	6 years (i)	1,277	213	160
Senior term facilities:
Term A	6 years (j)	1,141	343	239
Term B	7 years (j)	4,211	679	505
Term D	6 years (j)	3,100	481	358
Senior subordinated notes	10 years (j)	5,810	632	474
Commitment fees and expenses			517	383

Pro forma interest expense (k)			$39,601	$31,863

  ______________

(a)	Reflects our senior credit facility as amended for all of our 1999 and 2000 acquisitions and the 2000 debt refinancing, as if all events had occurred on January 1, 1999.

(b)	Calculations based on the historical LIBOR rates charged during the respective periods. The weighted average historical LIBOR rates were as follows:

	Year 1999	Nine Months 2000

Revolving credit facilities	5.285%	6.882%
Term A facility	5.368%	6.506%
Term B facility	5.369%	6.520%
Term D facility	5.396%	6.561%

(c)	Reflects revolving credit facility borrowings of $5.8 million at December 31, 1998 plus $2.7 million pro forma additional borrowings as of January 1, 1999 for our 1999 and 2000 acquisitions, net of the proceeds from our 2000 debt refinancing. The pro forma weighted average borrowings outstanding under the revolving credit facilities were $688,000 for the year ended December 31, 1999 and $1.9 million for the nine months ended September 30, 2000.

UNAUDITED PRO FORMA FINANCIAL DATA
Notes to Unaudited Pro Forma Financial Data (Continued)

(d)	Reflects Term A facility borrowings of $34.5 million at December 31, 1998 plus $7.5 million pro forma additional borrowings as of January 1, 1999 for our Infinity and Carl Booth acquisitions, reduced by quarterly principal payments of $500,000 on March 31, 1999, $531,000 on June 30 and September 30, 1999 and $1.1 million commencing December 31, 1999. The pro forma weighted average borrowings outstanding under the Term A facility were $41.2 million for the year ended December 31, 1999 and $38.3 million for the nine months ended September 30, 2000.

(e)	Reflects Term B facility borrowings of $44.9 million at December 31, 1998 plus $90.0 million pro forma additional borrowings as of January 1, 1999 for our PATS and PPI acquisition, reduced by quarterly principal payments of $163,000 on March 31, 1999 and $338,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term B facility were $134.5 million for the year ended December 31, 1999 and $133.4 million for the nine months ended September 30, 2000.

(f)	Reflects Term D facility pro forma additional borrowings of $92.5 million as of January 1, 1999 for our Infinity and Carl Booth acquisitions and to repay then existing revolving credit facility borrowings as of January 1, 1998, reduced by quarterly principal payments of $100,000 on March 31, 1999 and $231,000 commencing June 30, 1999. The pro forma weighted average borrowings outstanding under the Term D facility were $92.3 million for the year ended December 31, 1999 and $91.5 million for the nine months ended September 30, 2000.

(g)	Reflects a $5.0 million customer advance related to our PATS acquisition, pro forma as of January 1, 1999, reduced by principal payments of $975,000 on November 30, 1999. The pro forma weighted average advance outstanding was $4.9 million for the year ended December 31, 1999 and $3.5 million for the nine months ended September 30, 2000.

(h)	Reflects historical interest expense related to capital lease obligations and equipment term debt financing.

(i)	Deferred financing costs are amortized on a straight-line basis over the term of the agreement.

(j)	Deferred financing costs are amortized using the effective interest method.

(k)	A 0.125% change in the interest rates charged on variable rate borrowings would change interest expense and net income (loss) by:

	Year 1999	Nine Months 2000

	(dollars in thousands)

Interest expense	$340	$265
Net income (loss)	207	161

(9)	Reflects an increase in minority interest in preferred stock of subsidiary resulting from the accrual of additional preferred stock dividends. DeCrane Aircraft, our wholly-owned subsidiary, sold 16% mandatorily redeemable preferred stock and used the proceeds to partially fund the ERDA acquisition.

(10)	Represents an increase in the provision for income taxes as a result of reflecting a pro forma provision for income taxes on the income of PPI, Custom Woodwork, PCI NewCo, Infinity and Carl Booth which were taxed as S Corporations or partnerships prior to their acquisitions, partially offset by a decrease in pro forma taxable income. The effective tax rate differs from the U.S. federal statutory rate primarily due to goodwill amortization related to acquisitions and minority interest in preferred stock of subsidiary not deductible for income tax purposes and state and foreign income taxes.

UNAUDITED PRO FORMA FINANCIAL DATA
Notes to Unaudited Pro Forma Financial Data (Continued)

(11)	Supplemental pro forma financial information is as follows:

	Year 1999	Nine Months 2000

	(dollars in thousands)

Net cash provided by (used for):
Operating activities	$26,107	$852
Investing activities	(215,599)	(48,552)
Financing activities	186,359	42,379
EBITDA (a)	77,607	65,971
Depreciation and amortization (b)	25,253	21,399
Capital expenditures:
Paid in cash	9,283	18,504
Financed with capital lease obligations	2,388	311
Cash interest expense	37,253	30,127

  ______________

(a)	EBITDA equals operating income plus depreciation, amortization, the 1999 Systems Integration Group non-recurring restructuring charge, other non-recurring charges, non-cash acquisition related charges and other non-operating costs. EBITDA is not a measure of performance or financial condition under generally accepted accounting principles. EBITDA is not intended to represent cash flow from operations and should not be considered as an alternative to income from operations or net income computed in accordance with generally accepted accounting principles, as an indicator of our operating performance, as an alternative to cash flow from operating activities or as a measure of liquidity. The funds depicted by EBITDA are not available for our discretionary use due to funding requirements for working capital, capital expenditures, debt service, income taxes and other commitments and contingencies. We believe that EBITDA is a standard measure of liquidity commonly reported and widely used by analysts, investors and other interested parties in the financial markets. However, not all companies calculate EBITDA using the same method, and the EBITDA numbers set forth above may not be comparable to EBITDA reported by other companies.

(b)	Reflects depreciation and amortization of plant and equipment, goodwill and other intangible assets. Excludes amortization of deferred financing costs, which are classified as a component of interest expense.

     You should only rely on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

		DeCrane Holdings Co.

		Warrants to Purchase Common Stock,
TABLE OF CONTENTS		Common Stock, Par Value $0.01 per Share

Summary	1
The Company	1
Risk Factors	3	PROSPECTUS
The Warrants	9
Where You Can Find More Information	10
Use of Proceeds	10
Description of Warrants	11
Description of Capital Stock	14
Plan of Distribution	17
Experts	18
Index to Unaudited Pro Forma
Financial Data	P-1

		January 29, 2001